

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 30, 2007

Yermek Kudabayev
Chief Financial Officer
Bekem Metals, Inc.
170 Tchaikovsky Street, 4th Floor
Almaty, Kazakhstan 050000

> **Re:** **Bekem Metals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 10-Q for the Quarterly Period Ended September 30, 2007**
> **Filed November 14, 2007**
> **Response letter dated October 15, 2007**
> **File No. 0-50218**

Dear Mr. Kudabayev:

We have reviewed your response letter and filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing your response, we may raise additional comments.

General

1.   As noted in your response letter dated October 15, 2007, please file amended documents to include the proposed disclosure revisions without further delay. Please ensure your amended documents include an explanatory paragraph detailing the reasons you are filing an amendment. Please contact us to discuss.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis, page 22

Results of Operations, page 23

2.   We note your response to comment one from our letter dated September 6, 2007. Within your proposed disclosure of the reasons for fluctuations in 'Other income (expense)' you explain that during 2006 you also "realized losses from the write off and disposal of inventory and from the disposal and impairment of property, plant and equipment in the amounts of $83,476 and $58,928, respectively." This proposed disclosure seems inconsistent with your disclosure on page F-9 in which you state "At December 31, 2006, the Company reviewed its long-lived assets … and determined no impairment was necessary." Please advise, and revise your disclosures to be consistent. Please also tell us why you believe it is appropriate to record your write offs of inventory and impairment of property, plant and equipment within 'Other income(expense)' rather than 'Operating expenses'. See paragraph 25 of SFAS 144 for further guidance.

Nature of Business, page F-8

3.   Your response to comment seven focuses on the definition of production phase included within EITF 04-6, and does not address the definition of production stage in Industry Guide 7. Please note that the definition of production phase included within EITF 04-6 is limited to the context of the issue discussed in EITF 04-6. Without a "reserve," as defined by Industry Guide 7(a)(1), the company must be in the "exploration stage," as defined by Guide 7(a)(4)(i). As such, SEC's Industry Guide 7 specifically requires that the filing describe the business activities as "exploration stage" activities until such time as the company has "reserves" as defined in the Guide. Therefore:

- Revise the disclosure to ensure that investors are not misguided as to the actual stage of mineral-related activity. State clearly that the company is currently engaged in mineral exportation activities and that you are in the "exploration stage."

- Remove all references in the document that use the term "mining" or "mining operations," or any term that can imply mineral production, such as "operations."

- Substitute the term "mineral exploration" for "mining/mineral operations."

There may be further comments concerning these points, pending your response.

4.   We also note from your response to comment seven that you believe you are in the production stage as a result of the Republic of Kazakhstan issuing a commercial production right for these deposits, and the fact that KKM and its predecessors have extracted and sold minerals from these ore bodies since the 1980's. Please note that the term "production stage" should be used when companies are engaged in commercial-scale, profit-oriented extraction of minerals. As you do not disclose any "reserves," as defined by Industry Guide 7, please remove the terms "develop," "development" or "production" throughout the document, and replace this terminology, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes. See Instruction 1 to paragraph (a), Industry Guide 7.

5.   Based on the above comments, we re-issue prior comment eight from our letter dated September 6, 2007.

6.   Please note it is the staff's position that prior to declaring reserves, the company should obtain a "final" or "bankable" feasibility study, and employ the historic three-year average price for the economic analysis. In addition, the company should submit all necessary permits and authorizations, including environmental, to governmental authorities.

Note 2 Acquisitions and Disposal, page F-12

Acquisition of Kyzyl Kain Mamyt, LLC, page F-13

7.   We note your response to prior comment ten. As previously requested, please expand your disclosure to explain why you were able to acquire KKM at a price significantly below the fair value of the long term assets acquired.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Notes to Condensed Consolidated Financial Statements, page 6

Note 5 Other Assets, page 11

8.   We note your response to prior comment 15 and are unable to agree with your position. As such, we re-issue prior comment 15.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Yermek Kudabayev
Bekem Metals, Inc.
November 30, 2007
Page 4

General

9.   Please note that comments one through five, and eight above, are also applicable to your Form 10-Q for the quarterly period ended September 30, 2007.

Condensed Consolidated Statements of Cash Flows, page 5

10.   Within your determination of 'Net Cash from Investing Activities,' you include an item identified as 'Issuance of Shares.' Please revise to present this item within the computation of 'Net Cash from Financing Activities' or tell us why you believe it is appropriate to include this item within investing activities. Please see paragraph 19 of SFAS 95 for further guidance.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill Davis
                                        Branch Chief